BRE Select Hotels Corp

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000 – Phone

March 18, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BRE Select Hotels Corp has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 18, 2016.

Respectfully submitted,

BRE Select Hotels Corp

By:	/s/ WILLIAM J. STEIN
Name:	William J. Stein
Title:	Chief Executive Officer and Senior Managing Director